14th Floor, 220 Bay Street Toronto, Ontario M5J 2W4 Phone: (416) 361-3562 Fax: (416) 603-8565 www.mountainprovince.com E-mail: info@mountainprovince.com

NEWS RELEASE

August 2, 2006
Shares Issued and Outstanding: 55,575,715
TSX: MPV
AMEX: MDM

MOUNTAIN PROVINCE DIAMONDS ANNOUNCES AMEX REQUEST FOR FILING
LISTING APPLICATION FORMS FOR PRIOR ISSUANCE OF SHARES

Toronto and New York, August 2, 2006- Mountain Province Diamonds Inc. (TSX:MPV, AMEX: MDM) (the "Company") today announced that on July 27, 2006, it received a notice from The American Stock Exchange ("Amex") indicating that the Company is not in compliance with listing requirements under Section 301 of the Amex Company Guide requiring the Company to file an application for the listing of additional shares with respect to 1,994,868 shares of its common stock which were issued on July 24, 2006 to five shareholders of Camphor Venture Inc. ("Camphor") (TSX-V: CFV) in exchange for approximately 33.5 percent of the issued and outstanding shares of Camphor. The Company expects to file the required listing of additional shares application on or before August 4, 2006 and believes that upon approval of the application it will be in compliance with all applicable continued listing requirements. Amex has informed the Company that failure to comply with rules regarding the listing of additional securities could jeopardize the Company’s continued listing status; however, at this time, Amex has determined not to apply the continued listing evaluation and follow-up proceedings specified in Section 1009 of the Amex Company Guide.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562

BarnesMcInerney Inc.
Tanis Robinson
Senior Account Executive
Tel: 416-367-5000 ext. 252